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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34299

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First South Carolina Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 St. Andrews Road, Suite B
(No. and Street)

Columbia, (City) South Carolina (State) 29212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John L. Jordan (803) 731-0455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, LLC
(Name – *if individual, state last, first, middle name*)

1901 Main Street, Suite 1650 (Address) Columbia, (City) SC (State) 29202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 01 2010
Washington, DC
120

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/22/2010
JD

OATH OR AFFIRMATION

I, John L. Jordan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First South Carolina Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN D. FAULKENBERRY
NOTARY PUBLIC
STATE OF SOUTH CAROLINA
MY COMMISSION EXPIRES
MARCH 24, 2019

John L. Jordan
Signature

President
Title

Susan D. Faulkenberry
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST SOUTH CAROLINA SECURITIES, INC.

Financial Statements

and

Independent Auditor's Report

December 31, 2009

FIRST SOUTH CAROLINA SECURITIES, INC.

Table of Contents



<u>**INDEPENDENT AUDITOR'S REPORT**</u>

The Board of Directors
First South Carolina Securities, Inc.
Columbia, South Carolina

We have audited the accompanying statement of financial condition of First South Carolina Securities, Inc. (the "Company") as of December 31, 2009, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First South Carolina Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elliott Davis, LLC

Columbia, South Carolina
February 19, 2010

Elliott Davis LLC, 1901 Main Street Suite 1650, P.O. Box 2227, Columbia, SC 29202-2227
Phone: 803.256.0002 Fax: 803.254.4724 www.elliottdavis.com

FIRST SOUTH CAROLINA SECURITIES, INC.

Statement of Financial Condition
December 31, 2009

Assets:	
Cash and cash equivalents	$ 643,791
Certificates of deposit	260,737
Accounts receivable	400
Prepaid taxes	536
Office furniture and equipment, at cost, $51,968 less accumulated depreciation of $51,333	635
Cash value of life insurance	284,640
Deposits	875
Deferred taxes	1,936
Total assets	$ 1,193,550
Liabilities:	
Accounts payable, accrued expenses, and other liabilities	$ 51,944
Total liabilities	51,944
Stockholders' equity:	
Common stock - Class A, $1 par value, 300,000 shares authorized, 134,067 shares issued and outstanding	134,067
Common stock - Class B, $1 par value, 100,000 shares authorized, no shares issued and outstanding	-
Retained earnings	1,007,539
Total stockholders' equity	1,141,606
Total liabilities and stockholders' equity	$ 1,193,550

The accompanying notes are an integral part of this financial statement.

FIRST SOUTH CAROLINA SECURITIES, INC.

Statement of Operations
For the year ended December 31, 2009

Revenues:	
Net gains on trading securities	$ 340,740
Interest	25,429
Fees for advisory and management services	126,900
Total revenue	493,069
Expenses:	
Employee compensation and other costs	427,857
Clearing and custody	2,087
Communications	18,070
Occupancy and equipment	12,602
Promotional costs and travel	7,523
Licensing, regulatory fees and costs	922
Other operating	(4,987)
Total expenses	464,074
Total income before income taxes	28,995
Income taxes	581
Net income	**$ 28,414**

The accompanying notes are an integral part of this financial statement.

FIRST SOUTH CAROLINA SECURITIES, INC.

Statement of Stockholders' Equity
For the year ended December 31, 2009

Common Stock:	
Class A - Balance, January 1 and December 31	$ 134,067
Class B - Balance, January 1 and December 31	-
Retained Earnings:	
Balance, January 1	979,125
Net income	28,414
Balance, December 31	1,007,539
Total stockholders' equity	$ 1,141,606

The accompanying notes are an integral part of this financial statement.

FIRST SOUTH CAROLINA SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2009

Operating Activities	
Cash flows from operating activities:	
Net income	$ 28,414
Depreciation	380
Increase in deferred income taxes	(2,075)
Decrease in receivables	500
Decrease in prepaid taxes	393
Increase in accounts payable and accrued expenses	1,454
Net cash provided by operating activities	29,066
Investing Activities	
Cash flows provided by investing activities:	
Redemption of certificates of deposit	189,602
Decrease in cash value of life insurance, net	2,599
Net cash provided by investing activities	192,201
Increase in cash and cash equivalents	221,267
Cash and cash equivalents, beginning of year	422,524
Cash and cash equivalents, end of year	$ 643,791
Supplemental disclosure:	
Cash paid during the year for income taxes	$ 2,263

The accompanying notes are an integral part of this financial statement.

FIRST SOUTH CAROLINA SECURITIES, INC.

Notes to Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Business Activity and Regulation - First South Carolina Securities, Inc. (the "Company") is a registered broker/dealer licensed in South Carolina serving financial institutions across South Carolina, and is a member of the Financial Industry Regulatory Authority ("FINRA"), a self regulatory organization formed in 2007 to to replace the National Association of Securities Dealers, Inc. ("NASD").

The Company is a broker/dealer and utilizes a third party as its clearing firm. The securities purchased or sold through the clearing firm are not insured by the Federal Deposit Insurance Corporation ("FDIC") or any other federal or state deposit guarantee fund, and are subject to investment risk, including possible loss of the principal invested.

The Company uses the accrual method of accounting.

Revenue Recognition - Customers' securities transactions are recorded on a settlement date basis. Securities are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

Income Taxes - Deferred income taxes are provided when expenses, relating to depreciation of office equipment, are recognized in different years for financial and tax reporting purposes. Deferred income taxes also arise from operating loss carryforwards.

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The provision also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. The standard is effective for fiscal years beginning after December 15, 2008. Accordingly, the Company adopted the standard effective January 1, 2009. The adoption did not have any impact on the Company's consolidated financial position as no uncertain tax positions have been taken.

Office Furniture and Equipment - Depreciation is provided on a straight-line basis, using estimated useful lives of five to seven years for office furniture and equipment.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash deposits in banks. The Company places its cash with high credit quality institutions. Cash deposits at one bank, including certificates of deposit with terms of one year or less, exceeded Federal Deposit Insurance Corporation (FDIC) limits by $10,736 as of December 31, 2009. Cash deposits at another bank exceeded FDIC limits by $151,843 as of December 31, 2009.

Recently Issued Accounting Pronouncements - The following is a summary of recent authoritative pronouncements that may affect accounting, reporting, and disclosure of financial information by the Company.

In June 2009, the FASB issued guidance which restructured generally accepted accounting principles ("GAAP") and simplified access to all authoritative literature by providing a single source of authoritive nongovernmental GAAP. The guidance is presented in a topically organized structure referred to as the FASB ASC. The new structure is effective for interim or annual periods ending after September 15, 2009. All existing accounting standards have been superseded and all other accounting literature not included is considered nonauthoritative.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 2 - CASH

Special restrictions for the benefit of customers under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission applied to none of the funds on deposit as of December 31, 2009. Cash defined for purposes of these financial statements is cash on deposit in local banking institutions subject to immediate withdrawal.

NOTE 3 - CERTIFICATES OF DEPOSIT

Certificates of deposit are insured and have maturity dates of less than one year. The Company had certificates of deposit with a term of three months or more at December 31:

Original Term	Balance	Maturity Date
12 months	$ 150,079	December 24, 2010
180 days	110,658	June 24, 2010
	$ 260,737	

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $1,036,197 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .0457 to 1.

NOTE 5 - INCOME TAXES

The following summary of the provision for income taxes includes tax deferrals which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes for the year ended December 31, 2009:

	2009
Income taxes currently payable	
Federal	$ 2,656
State	-
	2,656
Deferred income taxes	(2,075)
Provision	$ 581

NOTE 5 - INCOME TAXES - *continued*

The income tax effect of cumulative temporary differences at December 31, 2009 are as follows:

	2009
State net operating losses	$ 2,058
Accumulated depreciation	(122)
	$ 1,936

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. As of December 31, 2009, management has determined that is is more likely than not that the total deferred tax asset will be realized and, accordingly, has not established a valuation allowance.

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes for the year ended December 31, 2009 as follows:

	2009
Tax expense at statutory rate	$ 4,349
Increase (decrease) in taxes resulting from:	
CSV of life insurance	(2,482)
State tax (net of federal benefit)	1,232
Other, net	(2,518)
Tax provision	$ 581

NOTE 6 - LEASE OBLIGATIONS

The Company leases office facilities through July 31, 2010. Minimum rental commitments over the next five years are as follows:

Year ending	Amount
December 31, 2010	$ 6,125

NOTE 7 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has adopted accounting standards in relation to Fair Value Measurements and Disclosures. The Standards apply to all assets and liabilities that are being measured and reported on a fair value basis. The Standards require disclosure that establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements. The Standard enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The Standard requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 Quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, mortgage-backed securities, municipal bonds, corporate debt securities and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

NOTE 7 - FAIR VALUE OF FINANCIAL INSTRUMENTS - *continued*

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitization, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

Assets and liabilities measured at fair value on a recurring basis at December 31, 2009 are as follows:

	December 31, 2009			
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 643,791	$ 643,791	$ -	$ -
Certificates of deposit	260,737	260,737	-	-
	$ 904,528	$ 904,528	$ -	$ -

The Company has no liabilities carried at fair value or measured at fair value on a nonrecurring basis.

NOTE 8 - SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed events occurring through February 19, 2010, the date the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure.

Schedule 1

FIRST SOUTH CAROLINA SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

Net Capital:	
Total stockholders' equity	$ 1,141,606
Ownership equity not allowable	-
Other deductions or credits	-
Total capital allowable	1,141,606
Deductions or charges	
Nonallowable assets	
Other assets	3,747
Office furniture and equipment	635
Net capital before haircuts on securities	1,137,224
Haircuts on certificates of deposit	1,027
Net capital	$ 1,136,197
Aggregate Indebtedness:	
Items included in financial statement	
Accounts payable, accrued expenses and other liabilities	$ 51,944
Total aggregate indebtedness	51,944
Basic Net Capital Requirement:	
Minimum (15:1)	3,463
Minimum dollar amounts	100,000
Greater of the above	100,000
Excess net capital	1,036,197
Ratio of aggregate indebtedness to net capital	.0457 to 1
Reconciliation with Company's Computation:	
Part II of Form x-17a-5 as of December 31, 2009	
Net capital as reported in Company's Part II (Unaudited) FOCUS Report	1,136,197
Auditor's adjustment	-
Net capital per above	$ 1,136,197

FIRST SOUTH CAROLINA SECURITIES, INC.

EXEMPTION FROM RULE 15c3-3 SPECIAL RESERVE BANK ACCOUNT ARRANGEMENT UNDER RULE 15c3-3 (k) (2) (i) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

The Company operates so as to meet the exemption under Securities and Exchange Commission Rule 15c3-3 (k) (2) (i) from the special reserve requirement of Rule 15c3-3.

Most transactions involve delivery contemporaneous with payment under arrangement with a bank (DVP arrangements). A special reserve bank account for the benefit of customers is established at Wachovia Bank for Rule (k) (2) (i) purposes.

As of December 31, 2009, the Company had no funds which were required to be deposited in the special account.

Schedule 3

FIRST SOUTH CAROLINA SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

Number of items None

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

Number of items None



REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
First South Carolina Securities, Inc.
Columbia, South Carolina

In planning and performing our audit of the financial statements of First South Carolina Securities, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Elliott Davis LLC, 1901 Main Street Suite 1650, P.O. Box 2227, Columbia, SC 29202-2227
Phone: 803.256.0002 Fax: 803.254.4724 www.elliottdavis.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and the Financial Industry Regulatory Authority that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, LLC

Columbia, South Carolina
February 19, 2010



To the Board of Directors of First South Carolina Securities, Inc.
Columbia, South Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by First South Carolina Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating First South Carolina Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). First South Carolina Securities, Inc.'s management is responsible for First South Carolina Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, LLC

Columbia, South Carolina
February 19, 2010

Elliott Davis LLC, 1901 Main Street Suite 1650, P.O. Box 2227, Columbia, SC 29202-2227
Phone: 803.256.0002 Fax: 803.254.4724 www.elliottdavis.com

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

034299 FINRA DEC
FIRST SOUTH CAROLINA SECURITIES INC 12*12
PO BOX 21969
COLUMBIA SC 29221-1969

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
John L. Jordan (803) 731-0455

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 818

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (397)
7/30/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 421

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 421

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 421

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First South Carolina Securities, Inc.
(Name of Corporation, Partnership or other organization)

John L. Jordan [signature]
(Authorized Signature)

President
(Title)

Dated the 5 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______

Documentation ______

Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending 12-31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 327,272

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 327,272

2e. General Assessment @ .0025 $ 818

(to page 1 but not less than $150 minimum)